Janice Adeloye
Dietrich King

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

February 22, 2022

Re:	StartEngine Collectibles Fund II LLC
Offering Statement on Form 1-A
Filed February 1, 2022
File No. 024-11793

Dear Ms. Adeloye and Mr. King,

On behalf of StartEngine Collectibles Fund II LLC, I hereby request qualification of the above-referenced offering statement at 12:00 pm, Eastern Time, on Thursday, February 24, 2022, or as soon thereafter as is practicable.

Sincerely,

StartEngine Collectibles Fund II LLC

By: StartEngine Assets, LLC, its managing member

By:	/s/ Leon Benrimon
Leon Benrimon
Manager